FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net income		$ 54,620
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in concessions receivable	$ (24,482)	
Increase in prepaid expenses	-	
Increase in accounts payable	730	
Decrease in commissions payable	(19,350)	
Increase in income taxes payable	2,164	
Total adjustments		(40,938)
Net cash flows provided by operating activities		13,682
Cash flows from investing activities:		
Increase in shareholder advances	(10,270)	
Net cash flows used for investing activities		(10,270)
Cash flows from financing activities		-
Net increase in cash		3,412
Cash at beginning of year		15,306
Cash at end of year		$ 18,718

SUPPLEMENTAL CASH INFORMATION

Cash payments for:		
Income taxes		$ 1,409
Interest expense		$ -

The accompanying notes are an integral part of these financial statements.